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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

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                                                       OMB APPROVAL
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                                                       OMB No. 3235-0058
                                                       Expires June 30, 1994
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                                                       hours per response..2.50
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                      -----------------
                                                       SEC FILE NUMBER
                                                             1-6848
                                                      -----------------

(Check One): /x/Form 10-K / /Form 20-F / /Form 11-K  / /Form 10-Q  / /Form N-SAR

                                                      -----------------
                                                       CUSIP NUMBER
                                                       910588100
                                                      -----------------

     For Period Ended: September 30, 1994
                       -----------------------------
     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR
     For the Transition Period Ended:
                                    -----------------------------

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     Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                          --------------------------------------

PART I - REGISTRANT INFORMATION

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Full Name of Registrant
     United Inns, Inc.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
     5100 Poplar Avenue

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City, State and Zip Code
     Memphis, TN  38137


PART II - RULES     12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
     See attachment.

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q or N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               J. Don Miller            901                767-2880
     ------------------------------  -----------    ---------------------------
                 (NAME)              (AREA CODE)         (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               /x/ YES    / / NO

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /x/ YES    / / NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made

          See enclosed Statement of Income.
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                           United Inns, Inc.
          ----------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   December 30, 1994                      By /s/ J. Don Miller
    -------------------------------             --------------------------------
                                                 Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)
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                            GENERAL INSTRUCTIONS

1. This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of these registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

               5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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                            ATTACHMENT TO FORM 12b-25

December 29, 1994

PART III

On November 14, 1994, the Registrant entered into an Agreement and Plan of Merger ("Agreement") with United/Harvey Holdings, L.P. ("Purchaser"), in which the Purchaser agreed to acquire all the shares of the issued and outstanding Common Stock of the Registrant. As a result of the additional time demands on the Registrant's legal, and finance and accounting staffs in the due diligence process related to the Agreement, the Registrant has been unable to assemble all data required for Form 10-K in sufficient time to allow for review by its directors.

Further, the same personnel responsible for Form 10-K preparation has been attempting to deal with the additional workload generated by EDGAR submission requirements.

The Registrant will undertake to file Form 10-K for the fiscal year ended September 30, 1994 with the Commission not later than January 13, 1995.

PART IV (3)

Attached hereto is a copy of the Income Statement of United Inns, Inc. & Subsidiaries for the fiscal year ended September 30, 1994.
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                     UNITED INNS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF INCOME

                               (UNAUDITED)



                                                     YEAR ENDED SEPTEMBER 30,
                                             ------------------------------------------
                                                   1994         1993         1992
                                             ------------   ------------   ------------
Revenues
     Rooms                                   $ 72,403,178   $ 70,772,351   $ 71,322,112
     Restaurants                               14,924,087     15,999,888     17,856,821
     Car washes                                   886,714      1,516,848      5,054,354
     Telephone and sundry                       4,916,338      4,633,732      4,927,705
                                             ------------   ------------   ------------
                                               93,130,317     92,922,819     99,160,992
                                             ------------   ------------   ------------
Operating costs and expenses:
     Direct:
       Rooms                                   46,300,258     47,347,003     49,387,399
       Restaurants                             14,916,698     16,069,407     18,093,393
       Car washes                                 944,397      1,654,204      4,456,532
       Telephone and sundry                     1,724,643      1,929,668      2,093,579
     Marketing, administrative and general     10,503,853      9,388,355     10,345,753
     Depreciation                               9,078,070      9,030,861      9,938,793
                                             ------------   ------------   ------------
                                               83,467,919     85,419,498     94,315,449
                                             ------------   ------------   ------------
Operating income                                9,662,398      7,503,321      4,845,543

     Interest expense (net of capitalized
       interest)                              (10,117,188)    (9,946,202)    (9,802,783)
     Minority interest                            (81,394)       (53,932)       (38,636)
     Gain (loss) on disposition of assets      (6,266,287)     1,250,732     (3,633,571)
     Loss contingency                                                           387,839
                                             ------------   ------------   ------------
Income (loss) before income taxes              (6,802,471)    (1,246,081)    (8,241,608)
Income taxes (credit)                          (1,297,420)      (429,604)    (3,290,512)
                                             ------------   ------------   ------------
Income (loss) before extraordinary item        (5,505,051)      (816,477)    (4,951,096)
Extraordinary item-gain on settlement
  of debt (net of income taxes of
  $1,092,511)                                                                 1,906,834
                                             ------------   ------------   ------------
Net income (loss)                            $ (5,505,051)  $   (816,477)  $ (3,044,262)
                                             ------------   ------------   ------------
                                             ------------   ------------   ------------

Earnings per common share
     Income (loss) before extraordinary
       item                                        ($2.08)        ($0.31)        ($1.87)
     Income (loss) from extraordinary item           0.00           0.00           0.72
                                             ------------   ------------   ------------
Net income (loss)                                  ($2.08)        ($0.31)        ($1.15)
                                             ------------   ------------   ------------
                                             ------------   ------------   ------------
Cash dividends per share                            $0.00          $0.00          $0.00
                                             ------------   ------------   ------------
                                             ------------   ------------   ------------
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